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                                            FILING PURSUANT TO RULE 425
                                            FILER: PACIFIC GULF PROPERTIES INC.
                                            SUBJECT COMPANY: PACIFIC GULF
                                            PROPERTIES INC. NO. 1-12546

The following is material used on June 20, 2000 during a conference call with analysts concerning the transaction described in the Form 8-K filed by Pacific Gulf Properties Inc. (the "Company") on June 23, 2000.

                               CONFERENCE CALL Q&A

WHAT IS THE CAP RATE?

o According to the Buyer, based on its internal projections the Buyer expects to receive an initial capitalization rate in the first full year of ownership of approximately 8.75% on net operating income.

WHAT DUE DILIGENCE IS LEFT FOR THE BUYER TO COMPLETE?

o The buyer has already completed and signed off on all financial and general physical due diligence items. Items such as roofs, HVAC, for example, have all been reviewed and accepted by the buyer.

o They have 90 days to complete their review of environmental, structural, title and code issues.

o We have defined baskets whereby the buyer can identify any remaining due diligence issues with specific properties and then we can either agree to remedy those issues or take those properties out of the portfolio to be sold.

o Specific details are in the contract which will be filed in an 8-K over the next few days.

WHAT IS THE TAX IMPACT TO SHAREHOLDERS? IS THERE A CORPORATE LEVEL TAX?

o Still working with tax advisors, will attempt to structure in most tax advantageous method possible.

o   At this time, we do not anticipate a corporate level tax.

WHEN WILL THE CASH BE DISTRIBUTED? HOW MUCH?

o We anticipate making a distribution to shareholder's in the fourth quarter of 2000.

o The industrial sale, net of transaction costs and reserves, combined with the apartment sales, should result in distributions up to $26 per share value.

WHEN WILL THE TRANSACTION CLOSE?

o   The transaction is anticipated to close in the fourth quarter of 2000.


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WHAT IS THE DEPOSIT? IS IT NON-REFUNDABLE?

o   $25 mm.

o Refundable under certain limited circumstances, refer to the contract which will be filed on an 8-K.

IS THERE A TOPPING/BREAK-UP FEE?

o   $25 mm.

o We would pay this to the buyer if the Board accepts a higher bid for the portfolio.

HOW MUCH IS MANAGEMENT MAKING IN THE SALE? ARE CHANGE OF CONTROL
PROVISIONS/GOLDEN PARACHUTES TRIGGERED?

o This transaction does trigger change of control, refer to the Proxy Statement dated April 17, 2000.

WHAT ABOUT THE MULTI-FAMILY SALE? TIMING? WHERE ARE YOU IN THE PROCESS? WILL YOU DISTRIBUTE PROCEEDS FROM THE SALE ALL AT ONCE?

o We are continuing to market for sale the multi-family assets and we have received several bids to date.

o The marketing has gone very well thus far both in terms of overall interest from buyers and generally aggressive pricing in excess of original estimates.

o We anticipate that we will close on the multi-family portfolio in the 4th quarter of 2000.

WILL YOU CONTINUE TO PAY DIVIDENDS THROUGH THE CLOSE OF THE INDUSTRIAL SALE?

o The Company does not anticipate a change in its dividend policy before closing.

WILL THE STRUCTURE OF THE COMPANY CHANGE AFTER THE SALE? WILL YOU MAINTAIN REIT STATUS? ARE YOU GOING TO LIQUIDATE ALL THE ASSETS? HOW LONG WILL IT TAKE? WHAT WILL THE TOTAL DISTRIBUTION BE?

o   The company currently plans to maintain REIT status.

o We will continue to evaluate our options based on the completion of these sales and strategies for the active senior business.

o The multi-family sale should be complete at approximately the same time as the industrial portfolio sale.

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The Company plans to file a proxy statement and other relevant documents concerning the transaction with the Securities and Exchange Commission (the "Commission"). WE URGE STOCKHOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.


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STOCKHOLDERS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION
CONCERNING THE TRANSACTION.

Pacific Gulf Properties Inc. and its board of directors will be soliciting proxies from the Company's shareholders in favor of the transaction. Pacific Gulf Properties Inc's. board of directors is comprised of Glenn L. Carpenter, Christine Garvey, Keith W. Renken, Carl C. Gregory III, Donald E. Lange, James
E. Quigley 3rd, Peter L. Eppinga, John F. Kooken and Robert E. Morgan. Other participants in the solicitation may include Donald G. Herman and J.R. Wetzel.

Forward-looking statements and comments in this document are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, events, conditions, prospects and financial trends that may affect the Company's future distributions, plans of operations, business strategy, growth of operations and financial position are not guarantees of future performance and are necessarily subject to risks and uncertainties, some of which are significant in scope and nature, including without limitation, increased competition, adverse economic trends, increasing interest rates, factors described above and other factors.

To the extent that such statements relate to the proposed transaction referred to in the document, there is a risk, among others, that the transaction might not be completed.


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